FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2005

Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X     Form 40-F
                                ---             ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes       No X
                              ---      ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                    Proposal for CEZ Dividend: 9 Czech Crowns


At the General Meeting of shareholders of the energy corporation, CEZ, to be convened on June 20, 2005, the Board will submit a proposal for dividend payments in the amount of 9 crowns per share (the nominal value of which is CZK
100).

The proposed amount for dividend payments thus represents an increase in comparison to the dividend of 8 crowns per share that was paid out last year. The proposal is fully in line with CEZ's dividend policy as presented by CEZ at the end of last year: CEZ expects a growing trend of dividend payments to its shareholders, with mid-term growth of up to 50% compared to the CZK 8/share paid from the 2003 profits.

The total amount earmarked for dividend payments is more than CZK 5.3 billion.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEZ, a. s.

                                        ------------------------
                                               (Registrant)
Date:  June 9, 2005


                                       By: /s/ Libuse Latalova
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                                                Libuse Latalova
                                          Head of Finance Administration